# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyperscale Data, Inc., CIK 0000896493
CUSIP: 09175M804
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141
Date of event which requires filing of this statement: 09/12/2025
Amends the filing with accession number 0001214659-21-010421
Filed by CIK 0001212502
Persons authorized to receive notices and communications: MILTON C. AULT, III, c/o Ault & Company, Inc., 11411 Southern Highlands PKWY, Suite 330, LAS VEGAS, Nevada (NV), 89141, 949-444-5464

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 147,504,946; sole dispositive power 0; shared dispositive power 147,504,946; aggregate amount beneficially owned 147,504,946 (71.48% of the class)
  Comment: (1) Represents (i) 19,249 shares of class A common stock ("Class A Shares"), (ii) 4,234,561 shares of Class A Shares issuable upon conversion of 4,234,561 shares of class B common stock ("Class B Shares"), (iii) 134,952,770 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 2,591,093 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants. Excludes 5,728,000 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.3705. (2) In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon (x) conversion of the outstanding Class B Shares, (y) conversion of the outstanding Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, and (z) the outstanding warrants, beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 58,872,039 Class A Shares outstanding as of September 17, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the 147,485,697 Class A Shares that the Reporting Person is entitled to acquire upon conversion and exercise of the Reporting Person's Class B Shares, Series C Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and warrants at any time within the next 60 days.
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 15,396; shared voting power 147,504,946; sole dispositive power 15,396; shared dispositive power 147,504,946; aggregate amount beneficially owned 147,520,342 (71.49% of the class)
  Comment: (1) Represents (i) 15,050 Class A Shares and (ii) 346 Class A Shares issuable upon conversion of 346 Class B Shares. (2) Represents (i) 19,249 Class A Shares held by Ault & Company, Inc. ("A&C"), (ii) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares held by A&C, (iii) 134,952,770 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by A&C, (iv) 2,591,093 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by A&C, (v) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by A&C and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants held by A&C. Excludes 5,728,000 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Schedule 13D filing, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.3705. (2) In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon (x) conversion of the outstanding Class B Shares, (y) conversion of the outstanding Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock, and (z) the outstanding warrants, beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 58,872,039 Class A Shares outstanding as of September 17, 2025, as reported by the Issuer to the Reporting Persons, and (ii) the 147,486,043 Class A Shares that the Reporting Person is entitled to acquire upon conversion and exercise of the Reporting Person's Class B Shares, Series C Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, and warrants at any time within the next 60 days.
- Horne William B (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 1; shared voting power 0; sole dispositive power 1; shared dispositive power 0; aggregate amount beneficially owned 1 (0% of the class)
  Comment: (1) Represents one (1) Class A Share issuable upon conversion of one (1) Class B Share.
- Nisser Henry Carl (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 3; shared voting power 0; sole dispositive power 3; shared dispositive power 0; aggregate amount beneficially owned 3 (0% of the class)
  Comment: (1) Represents (i) two (2) Class A Shares and (ii) one (1) Class A Share issuable upon conversion of one (1) Class B Share.
- CRAGUN KENNETH S (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Hyperscale Data, Inc.
Address of issuer's principal executive offices: 11411 SOUTHERN HIGHLANDS PARKWAY, SUITE 190, LAS VEGAS, Nevada (NV), 89141

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows: The two (2) Class A Shares owned directly by Mr. Nisser were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer. Two (2) Class A Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 15,048 Class A Shares owned directly by Mr. Ault is approximately $157,661. The Class B Shares owned by the Reporting Persons were issued as a stock dividend by the Issuer. The aggregate purchase price of the 19,249 Class A Shares owned directly by Ault & Company is approximately $2,668,786. The purchase price of the 50,000 shares of Series C Preferred Stock owned directly by Ault & Company, which are currently convertible into 134,952,770 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable (or are exercisable within 60 days) into 422,337 Class A Shares (the "Series C Warrants"), is $50,000,000. The purchase price of the 960 shares of Series G Preferred Stock owned directly by Ault & Company, which are currently convertible into 2,591,093 Class A Shares, and warrants owned directly by Ault & Company, which are currently exercisable into 162,217 Class A Shares (the "Series G Warrants"), is $960,000. The purchase price of the 4,000 shares of Series H Preferred Stock owned directly by Ault & Company, which are currently convertible into 5,068,221 Class A Shares is $4,000,000.The remaining warrants owned directly by Ault & Company, which are currently exercisable into 54,498 Class A Shares (the "Warrants"), were issued in connection with a senior secured convertible promissory note in the principal face amount of $17.5 million, which was sold to Ault & Company by the Issuer, for $17.5 million (the "Senior Note"). The Senior Note was subsequently repaid.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: The aggregate percentage of Class A Shares reported owned by each Reporting Person is based upon 58,872,039 Class A Shares outstanding, which is the total number of Class A Shares outstanding as of September 17, 2025, as reported by the Issuer to the Reporting Persons. Based on the 58,872,039 Class A Shares, 4,989,676 Class B Shares, 50,000 shares of Series C Preferred Stock, 960 shares of Series G Preferred Stock and 4,000 shares of Series H Preferred Stock outstanding as of September 17, 2025, as reported by the Issuer to the Reporting Persons, which represents all voting securities of the Issuer, Ault & Company and Mr. Ault's beneficial ownership of Shares represents 42.00% of the Issuer's total voting power, which differs from the total beneficial ownership on conversion as (i) the Class B Shares are entitled to cast 10 votes for each share, compared to 1 vote for each Class A Share, and (ii) for purposes of complying with NYSE American regulations, the conversion price of the various shares of preferred stock, for purposes of determining the number of votes the holder is entitled to cast, is based on the closing sale price of the Class A Shares on the trading day immediately prior to the date of execution of the applicable securities purchase agreement. A. Ault & Company (a) As of the date hereof, Ault & Company may be deemed to beneficially own 147,504,946 Class A Shares, consisting of (i) 19,249 Class A Shares, (ii) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares, (iii) 134,952,770 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock, (iv) 2,591,093 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock, (v) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock and (vi) 639,052 Class A Shares issuable upon exercise of outstanding warrants. Excludes 5,728,000 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 11, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.3705. Percentage: 71.48%. B. Milton C. Ault, III (a) As of the date hereof, Mr. Ault may be deemed to beneficially own 147,520,342 Class A Shares, consisting of (i) 6,050 Class A Shares, (ii) 346 Class A Shares issuable upon conversion of 346 Class B Shares, (iii) 19,249 Class A Shares held by Ault & Company, (iv) 4,234,561 Class A Shares issuable upon conversion of 4,234,561 Class B Shares held by Ault & Company, (v) 134,952,770 Class A Shares issuable upon conversion of 50,000 shares of Series C Convertible Preferred Stock held by Ault & Company, (vi) 2,591,093 Class A Shares issuable upon conversion of 960 shares of Series G Convertible Preferred Stock held by Ault & Company, (vii) 5,068,221 Class A Shares issuable upon conversion of 4,000 shares of Series H Convertible Preferred Stock held by Ault & Company and (viii) 639,052 Class A Shares issuable upon exercise of outstanding warrants held by Ault & Company. Excludes 5,728,000 shares of Class A Shares issuable upon conversion of Series H Preferred Stock due to NYSE American limitations on conversion without stockholder approval. Each share of Series C Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $183.58 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series G Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $6.74 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. Each share of Series H Convertible Preferred Stock has a stated value of $1,000.00 and is convertible into shares of Class A Common Stock at a conversion price equal to the greater of (i) $0.10 per share and (ii) the lesser of (A) $0.79645 or (B) 105% of the volume weighted average price of the Class A Common Stock during the ten trading days immediately prior to the date of conversion. For purposes of this Amendment No. 11, the calculations for the number of Class A Shares issuable upon conversion of the Series C Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are based upon a conversion price of $0.3705. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault & Company by virtue of his relationship with Ault & Company described in Item 2. Percentage: 71.49% C. William B. Horne (a) As of the date hereof, Mr. Horne may be deemed to beneficially own one (1) Class A Share, representing one (1) Class A Share issuable upon conversion of one (1) Class B Share. Percentage: 0.0%. D. Henry C.W. Nisser (a) As of the date hereof, Mr. Nisser may be deemed to beneficially own three (3) Class A Shares, consisting of (i) two (2) Class A Shares and (ii) one (1) Class A Share issuable upon conversion of one (1) Class B Share. Percentage: 0.0%. E. Kenneth S. Cragun (a) As of the date hereof, Mr. Cragun is not deemed to beneficially own any Class A Shares. Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose: A. Ault & Company (b) 1. Sole power to vote or direct vote: 0, 2. Shared power to vote or direct vote: 147,504,946, 3. Sole power to dispose or direct the disposition: 0, 4. Shared power to dispose or direct the disposition: 147,504,946. B. Milton C. Ault, III (b) 1. Sole power to vote or direct vote: 15,396, 2. Shared power to vote or direct vote: 147,504,946, 3. Sole power to dispose or direct the disposition: 15,396, 4. Shared power to dispose or direct the disposition: 147,504,946. C. William B. Horne (b) 1. Sole power to vote or direct vote: 1, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 1, 4. Shared power to dispose or direct the disposition: 0. D. Henry C.W. Nisser (b) 1. Sole power to vote or direct vote: 3, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 3, 4. Shared power to dispose or direct the disposition: 0. E. Kenneth S. Cragun (b) 1. Sole power to vote or direct vote: 0, 2. Shared power to vote or direct vote: 0, 3. Sole power to dispose or direct the disposition: 0, 4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: A. Ault & Company (c) Other than as disclosed on Exhibit 1, Ault & Company has not entered into any transactions in the Shares during the past sixty days. B. Milton C. Ault, III (c) Other than as disclosed on Exhibit 2, Mr. Ault has not entered into any transactions in the Shares during the past sixty days. C. William B. Horne (c) Mr. Horne has not entered into any transactions in the Shares during the past sixty days. D. Henry C.W. Nisser (c) Mr. Nisser has not entered into any transactions in the Shares during the past sixty days. E. Kenneth S. Cragun (c) Mr. Cragun has not entered into any transactions in the Shares during the past sixty days. The filing of this Amendment No. 11 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Ault & Company Transactions in the Securities of the Issuer During the Past 60 Days.

Exhibit 2 - Milton C. Ault, III Transactions in the Securities of the Issuer During the Past 60 Days.

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Chief Executive Officer (09/17/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, MILTON C. AULT, III (09/17/2025)
- Horne William B: /s/ William B. Horne, WILLIAM B. HORNE (09/17/2025)
- Nisser Henry Carl: /s/ Henry C.W. Nisser, HENRY C.W. NISSER (09/17/2025)
- CRAGUN KENNETH S: /s/ Kenneth S. Cragun, KENNETH S. CRAGUN (09/17/2025)